November 14, 2008

By Overnight Delivery and Facsimile

Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Fund III, LLC
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008
Filed March 25, 2008; May 12, 2008; and August 14, 2008
File No. 0-51301

Dear Mr. Gordon:

On behalf of Vestin Fund III, LLC, (the Company), we are responding to comments received from the Commission (the “Staff”) by letter dated October 30, 2008.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment 1:  Note D – Investments in Real Estate Loans, page 51

As noted in our Forms 10-K and 10-Q, during the underwriting process we obtain appraisals on the collateral securing our loans which are generally dated within 12 months of the date of loan origination.  We maintain an allowance for loan losses for estimated credit impairments which requires significant judgment about the underlying collateral, including liquidation value, condition of the collateral, competency and cooperation of the related borrower as well as specific legal issues that affect loan collections or possession of the property.  We attempt to analyze all relevant circumstances to determine impairment and the need for specific reserves.  Such evaluation, which includes a review of all loans on which full collectability may not be reasonably assured, considers among other matters:

Additional facts and circumstances may be discovered as we continue our efforts in the collection and foreclosure processes.  This additional information often causes management to reassess their estimates.  When a loan becomes non-performing, we generally obtain sales listing comparisons from real estate professionals or obtain updated appraisals.  Historically, the receipt of sales listing comparisons has been a reasonable indication of the value of the underlying collateral and it was not our practice to obtain updated appraisals in all cases.

As the real estate market declined sharply in 2008, we obtained new appraisals on the majority of collateral in connection with our continued loan loss analysis performed during 2008.  This increased level of assurance resulted in the recognition of additional allowances for loan losses.  We believe this is a direct result of the deterioration of the economy and credit markets experienced during 2008.

The deterioration of the real estate market in 2008 is evidenced by the decline in value on the following three non-performing loans as of December 31, 2007, which subsequently were foreclosed upon and written down:

•
Forrest Development, LLC, was a non-performing loan secured by two 4,000 square foot single family residences, together with four lots in a subdivision, located in Mt. Charleston, NV with an outstanding balance of approximately $2.6 million of which our portion was $301,000 as of December 31, 2007.  As of December 31, 2007, as part of their analysis, our Manager obtained comparable sales listings and concluded that the property was worth more than the outstanding loan balance.  On March 7, 2008, the collateral was foreclosed upon.  Based upon an appraisal dated March 28, 2008, the value of the property was estimated to be approximately $4.3 million, sufficient to cover the loan.  After months of listing the real estate property for sale and further analysis, our Manager reduced the selling price of the property to approximately $2 million, of which our portion was approximately $212,000.  This write down was recognized during the three months ended June 30, 2008.  During September 2008, the property was sold for approximately $1.4 million, of which our portion was $174,000.  We realized a $38,000 loss on sale of real estate held for sale during the three months ended September 30, 2008.

•
Brawley, CA 122 LLC was a non-performing loan secured by a proposed 122 single-family subdivision on a 25 acre site.  The outstanding balance was approximately $2.3 million of which our portion was $750,000 as of December 31, 2007.  Our Manager evaluated this loan based on an appraisal dated January 8, 2008 appraising the property at approximately $1.5 million, and determined to record as of December 31, 2007 a specific allowance in the amount of $766,000, of which our portion was $255,000.  During May 2008, the property was foreclosed upon and classified as real estate held for sale.  During the three months ended June 30, 2008, our Manager evaluated the carrying value of the property based on an appraisal dated May 15, 2008 which valued the property at approximately $1.3 million.  The property was written down by an additional $256,000, of which our portion was $85,000.

•
Pirates Lake was a non-performing loan secured by approximately 46.75 acres of land in Galveston, TX with an outstanding balance as of December 31, 2007 of approximately $8.5 million, of which our portion was $1.4 million.  Our Manager obtained an appraisal dated October 30, 2007, valuing the collateral at approximately $31 million.  Our Manager evaluated the collateral taking into consideration the previous 2006 appraisal valuing the property at $20 million along with the October 2007 appraisal.  Our Manager concluded that the value of the property was sufficient as of December 31, 2007 to cover the loan balance.  On February 5, 2008, the property was foreclosed upon and classified as real estate held for sale.  Based on an appraisal dated March 24, 2008 which valued the property at approximately $5.2 million, our Manager wrote down the property approximately $3.7 million, of which our portion was approximately $612,000.  During the three months ended June 30, 2008, after consulting with real estate brokers and considering the economic environment, our Manager listed the property for sale at approximately $4 million.  The carrying value was reduced by an additional $1.1 million of which our portion was $182,000.  During the three months ended September 2008, based upon an updated appraisal dated October 24, 2008 and the destruction of Hurricane Ike, the property was further written down to the listed sale price of $2 million, of which our portion was $303,000.

Please see the attached detailed analysis for each of the six non-performing loans at December 31, 2007 as well as the ten non-performing loans at June 30, 2008.

We believe that the decline in appraised values is primarily the result of declining real estate values, which has eroded the market value of our collateral.  The significant increase in the level of our non-performing assets is a direct result of the deterioration of the economy and credit markets.  As the economy has weakened and credit has become more difficult to obtain, many of our borrowers who sell commercial real estate projects have been unable to complete their projects, obtain takeout financing or have been otherwise adversely impacted.

Comment 2:  Note E-Investment in Marketable Securities – Related Party, page 57

During the preparation of the December 31, 2007 Form 10-K, we evaluated our investments in marketable securities-related party (shares of VRTB) and noted a decline in the value of the stock that had occurred in less than 6 months.  As noted in our Form 10-Q as of June 30, 2007, we recognized an accumulated comprehensive income of $60,000.  Through this analysis we had no indication the impairment was other-than-temporary.

During the preparation of the June 30, 2008 Form 10-Q, we evaluated our investments in marketable securities-related party for other-than-temporary impairment charges.  Although, the investment was below cost as of June 30, 2008, management believed that the decline at June 30, 2008 was temporary.  In late June 2008, the value of VRTB’s stock declined sharply.  However, in early July the price of VRTB stock showed a steady increase, recovering a significant portion of the June losses.  In addition, VRTB increased their cash position with the principal pay downs of several loans which were delinquent as of June 30, 2008.  (VRTB’s cash position increased approximately $19.8 million from June 30, 2008 to August 6, 2008).  There were also signs of potential improvement in the performance of VRTB’s loan portfolio.  Subsequent to June 30, 2008, two delinquent borrowers paid off and/or paid down their loans in the aggregate principal amount of approximately $36 million.  With the stock price recovering and apparent improvements in the loan portfolio, management believed the price of the marketable securities-related party would increase.

However, when preparing the 10-Q for the quarter ended September 30, 2008, management noted the sharp deterioration in equity markets during the third quarter, the deepening economic downturn, the increase in non-performing assets at VRTB and the declining price of the stock, which led management to conclude that the marketable securities-related party had undergone an other-than-temporary decline.  Accordingly, we recognized an impairment charge to earnings totaling $1,200,000 for the quarter ended September 30, 2008.

Comment 3:  Note G-Related Party Transactions, page 58

There are three types of related party transactions involving the Company:  (i) participation in real estate loans with affiliated co-lenders, (ii) payment of distributions to affiliates who own our units and (iii) payment of management fees and reimbursed expenses to our Manager.

In the normal course of business, we often participate in real estate loans with the following related party entities: Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc. and or inVestin Nevada.  Participations are on an equal basis (i.e., we may buy from or sell to an affiliate an interest in a loan, but all such transactions are at cost with no mark-up).  Any incurred expenses relating to our investment in real estate loans and/or real estate held for sale are reimbursed to the entity which pays the third party invoice.  The reimbursement amount is calculated on a pro-rata basis based on the percentage of the investment held in real estate loans or real estate held for sale.

Affiliates who own our units receive distributions on the same basis as all of our members.

We pay our Manager a management fee which is fixed by the terms of our operating agreement.  In addition, certain out of pocket expenses are reimbursed to our Manager.

The distribution payments to affiliates and reimbursement of third party expenses incurred by affiliated co-lenders reflect arms length terms.  As noted, the Company participates in loans with affiliates under terms where loan interests are bought and sold without any mark-up or mark-down.  We do not believe there is any practical method of determining what the arms length price would have been.  Moreover, we do not believe any hypothetical arms length price is relevant as these transactions are among affiliated co-lenders who are not seeking to profit from transactions with each other.  Rather, the purpose, as disclosed, is to enhance the diversification of each affiliate’s loan portfolio.  The terms of the operating agreement which fixes the management fee were publicly disclosed at the time the units in the Company were sold and the prospectus also disclosed that such terms were not the result of arms length bargaining.  As noted in FAS-57, related party transaction are assumed not be at arm’s length and they often take place in the ordinary course of business.

Please see the attached schedule of summary of reimbursed expenses incurred during the twelve months ended December 31, 2007 and six months ended June 30, 2008.

In connection with this response, please note that the Company acknowledges (i) it is responsible for the adequacy and accuracy of its filings with the SEC, (ii) staff comments and our response to such comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

We hope the foregoing adequately addresses your comments.

Very Truly Yours,

/s/ Rocio Revollo
Rocio Revollo
Chief Financial Officer
Vestin Realty Mortgage I, Inc.

Analysis of Non-performing Loans as of December 31, 2007:

Loan	Loan Name	Loan Amount	% of total loan	Total Collateral Value	Fund III's % of Collateral Value	Basis of Collateral Value at 12/31/2007	Fund III's LTV	Allowance	Allowance Date	Comments
1073-08-04	Monterrey Associates, L.P.	1,000,000.00	23%	2,000,000.00	455,403.56	Received updated appraisal dated 1/08/2008	219.59%	544,596.39	12/31/07	Attempted to settle loan in June 2008 for $1.7 million and loan was written down to expected settlement amount
1075-09-04	Forest Development, LLC	300,800.82	12%	4,300,000.00	494,982.65	Based on appraisal dated 3/28/2006 and current comparisons of similar property	60.77%	--	N/A	REO on 3/7/08. Appraisal as of March 2006 and March 2008, had value at $4.3 million. Listed for sale as of 6/30/08 at $2.0 million and sold for $1.4 million during September 2008.
1131-03-06	Brawley CA 122, LLC	750,000.00	33%	1,585,000.00	527,193.70	Received updated appraisal dated 1/08/2008	142.26%	254,806.30	12/31/07	REO on 5/1/08. Appraisal in January 2008, had value at $1.5 million. Appraisal in June 2008, had value at $1.3 million
1138-05-06	V & M Homes at the Palms, Inc.	1,387,450.72	36%	6,557,760.00	2,334,136.00	Based on appraisal dated 4/23/2007	59.44%	--	N/A	REO on 7/15/08. Appraisal in July 2008, had value at $1.7 million
1141-06-06	PIRATES LAKE, LTD.	1,400,000.00	16%	31,000,000.00	5,105,882.35	Based on appraisal dated 10/30/2007	27.42%	--	N/A	REO on 2/5/08. Appraisal in March 2008, had value at $5.2 million. Listed for quick sale at $4.0 million. Appraisal in September 2008, had value at $2.5 million and selling price of $2.0 million.
1148-07-06	Jeffrey's Court, LLC	1,000,000.00	20%	9,900,000.00	1,951,604.16	Based on appraisal dated 6/13/2007	51.24%	--	N/A	Appraisal in August 2008, had value at $8.5 million

Analysis of Non-performing Loan as of June 30, 2008:

Loan	Loan Name	Loan Amount	% of total loan	Total Collateral Value	Fund III's % of Collateral Value	Basis of Collateral Value at 6/30/2008	Fund III's LTV	Additional or New Allowance	Allowance Date	Comments
1073-08-04	Monterrey Associates, L.P.	1,000,000.00	23%	1,700,000.00	387,093.02	Based on Settlement Agreement reached between our Manager and the Borrower	258.34%	91,000.00	06/30/08	Had an allowance of $544,596.39 from 12/31/07.
1125-01-06	Redwood Place, LLC	1,294,475.21	9%	11,190,000.00	963,998.14	Received updated appraisal dated 7/12/2008	134.28%	408,000.00	06/30/08
1130-03-06	Babuski, LLC	292,878.34	3%	12,600,000.00	388,449.17	Received updated appraisal dated 7/25/2008	75.40%	--	N/A
1138-05-06	V & M Homes at the Palms, Inc.	1,387,450.72	36%	1,675,000.00	596,191.05	Received updated appraisal dated 7/21/2008	232.72%	839,000.00	06/30/08	REO on 7/15/08.
1143-06-06	Peoria 180, LLC	1,181,935.00	7%	6,500,000.00	427,094.59	Received updated appraisal dated 7/17/2008	276.74%	546,000.00	06/30/08	Had an allowance of $108,000 for 9/30/07, loan became non-performing in May 2008.
1148-07-06	Jeffrey's Court, LLC	1,000,000.00	20%	8,480,000.00	1,671,677.10	Received updated appraisal dated 8/01/2008	59.82%	--	N/A
1152-07-06	WCP Warm Springs Holdings 1, LLC	1,400,000.00	16%	11,700,000.00	1,927,058.82	Based on appraisal dated 2/11/2008	72.65%	--	N/A
1162-10-06	Cliff Shadows Properties, LLC	810,883.37	5%	24,624,500.00	1,175,601.86	Based on appraisal dated 5/01/2008	68.98%	--	N/A
1171-01-07	World Capital Durango Alpha (2)	1,000,000.00	14%	9,700,000.00	1,357,531.30	Based on appraisal dated 2/07/2008	73.66%	--	N/A
1193-07-07	MRPE, LLC	1,400,000.00	8%	20,420,000.00	1,681,647.06	Received updated appraisal dated 7/31/2008	83.25%	240,000.00	06/30/08	REO on 8/11/08.

Summary of Reimbursed Expenses:

	For The Year Ended December 31, 2008	For The Six Months ended June 30, 2008

Vestin Originations
Reimbursement of expenses paid, including legal and insurance costs.	$20,470	$--

Vestin Mortgage
Reimbursement of expenses paid, including legal, foreclosure fees and insurance costs.	$19,836	$4,811
Management fees per the terms under the operating agreement	$7,040	$--
Member distributions based on membership units owned	$46,000	$14,000

Vestin Realty Mortgage II, Inc.
Reimbursement of expenses paid, including legal, foreclosure fees and REO expenses.	$142,340	$113,309
Receipt of deposit from a third party relating to an REO.	$--	$6,400
Sale of investment in real estate loans	$1,300,000	$--
Purchase of investment in real estate loans	$1,200,000	$--
Dividend income from investment in marketable security-related party	$144,000	$56,000

Vestin Realty Mortgage I, Inc.
Reimbursement of expenses paid, including legal fee paid to a third party.	$--	$21

inVestin
Member distributions based on membership units owned	$29,000	$9,000

Shustek Investments
Member distributions based on membership units owned	$85,000	$35,000

Levine Garfinkel & Katz
Legal Fees	$10,000	$4,000